 Exhibit 99.1

Transition Therapeutics Provides Update on Type 2 Diabetes Drug Candidate TT401

TORONTO, April 18, 2016 /CNW/ - Transition Therapeutics Inc. ("Transition" or the "Company") (NASDAQ: TTHI, TSX: TTH) today announced that it has received notification that Eli Lilly and Co. ("Lilly") will not elect to advance diabetes drug candidate, TT401 into Phase 3 development. Under the companies' collaboration agreement, all TT401 development and commercialization rights will be transferred to Transition. Transition is unencumbered to advance TT401 on its own or with a third party.

TT401 is a once-weekly administered oxyntomodulin analog, with dual agonist activity on the GLP1 and Glucagon receptors. TT401 is the most clinically advanced drug candidate among the new class of GLP1-glucagon receptor dual agonists. The product profile for this class of diabetes drug candidates is to provide type 2 diabetes individuals with blood-glucose control and greater weight loss than GLP1 single agonists.

In the recently completed Phase 2 study of 420 type 2 diabetes individuals, the highest dose of TT401 once-weekly administered peptide demonstrated significantly superior weight loss to currently approved extended release exenatide and placebo after 12 and 24 weeks of treatment. TT401 also provided similar HbA1c reduction as exenatide at weeks 12 and 24. The study demonstrated that TT401 had an acceptable safety and tolerability profile consistent with GLP-1 single agonists.

"We thank Lilly for their diligent development of TT401. The Phase 2 study demonstrated that TT401 has a very competitive product profile as a diabetes therapeutic and was superior to approved exenatide extended release on weight loss. As a leader in this new class of therapies, TT401 offers the unique opportunity of being a first-to-market product with a differentiated mechanism and activity from currently approved diabetes therapeutics", said Dr. Tony Cruz, Chairman and Chief Executive Officer of Transition.

The royalty that Transition is eligible to receive on sales of related Lilly compounds remains unaffected. Going forward, Lilly will be eligible to receive a royalty on future TT401 sales and a royalty on TT401 non-royalty income.

About Transition

Transition is a biopharmaceutical development company, advancing novel therapeutics for CNS and metabolic disease indications. The Company's wholly-owned subsidiary, Transition Therapeutics Ireland Limited is developing CNS drug candidate ELND005 for the treatment of Alzheimer's disease and Down syndrome. Transition's lead metabolic drug candidate is TT401 (LY2944876) for the treatment of type 2 diabetes and accompanying obesity. The Company's shares are listed on the NASDAQ under the symbol "TTHI" and the Toronto Stock Exchange under the symbol "TTH". For additional information about the Company, please visit www.transitiontherapeutics.com.

Notice to Readers: Information contained in our press releases should be considered accurate only as of the date of the release and may be superseded by more recent information we have disclosed in later press releases, filings with the OSC, SEC or otherwise. Except for historical information, this press release may contain forward-looking statements, relating to expectations, plans or prospects for Transition, including conducting clinical trials and potential efficacy of its products. These statements are based upon the current expectations and beliefs of Transition's management and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include factors beyond Transition's control and the risk factors and other cautionary statements discussed in Transition's quarterly and annual filings with the Canadian commissions.

SOURCE Transition Therapeutics Inc.

%CIK: 0001399250

For further information: For further information on Transition, visit www.transitiontherapeutics.com or contact: Dr. Tony Cruz, Chief Executive Officer, Transition Therapeutics Inc., Phone: 416-260-7770, x.223, tcruz@transitiontherapeutics.com

CO: Transition Therapeutics Inc.

CNW 06:01e 18-APR-16